By Facsimile: (615) 726-0464
Gary M. Brown, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, Tennessee 37201
(615) 726-5600

Re:  	CBRL Group, Inc.
	Schedule TO-I filed on March 31, 2006
	File No. 005-60679

Dear Mr. Brown:

	We have comments on the filing referenced above. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Return of Unpurchased Shares, page 27
1. Please amend your disclosure to state that you will return unpurchased shares promptly, as opposed to reasonably promptly. See
Rule 13e-4(f)(5) and Rule 14e-1(c). Please make corresponding changes throughout your document, including, but not limited to page
30. We note that you will pay for shares within 5 days after the expiration date and your acknowledgement on page 53 that the Exchange
Act requires the Company to pay consideration offered or return the shares tendered promptly after the termination or withdrawal of the offer. Further, on page 30, you should make the appropriate statement that shares not purchased will be returned promptly, not as promptly as practicable.

Conditions of the Offer, page 32
2. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first and last paragraphs in this section, the phrase "regardless of the circumstances giving rise to the event or events" (on page 32) and "regardless of
circumstances"
(on page 34) respectively, is not consistent with our position because it purports to allow you to assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.
3. In the first paragraph on page 32, you state that you may decide
to terminate the exchange offer if one of the listed offer
conditions
occurs and you make the secondary determination that it is
"inadvisable to proceed with the offer...."  However, if a listed offer condition is implicated by events that occur during the exchange offer, in order to continue the offer, you must waive that condition. As you are aware, waiver of an offer condition may require
an extension of the offer and/or dissemination of additional offering
material. Please confirm your understanding in a supplemental response.
4. The offer condition in the last sub-bullet of the third bullet point, regarding any change or changes . . . in the business. . . or prospects of the company. . . ." is vague. Please revise to
specify
or generally describe the prospects to which you refer and clarify what you mean by a material adverse significance in your prospects, so that security holders will have the ability to objectively determine whether the condition has been triggered. Please make the corresponding change to the same condition regarding the company`s subsidiaries on page 34, at the sixth bullet point.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *	*	*
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter as correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

         	               					Very truly
yours,



                 	          					Celeste M.
Murphy
							Special Counsel
							Office of Mergers and
Acquisitions



Gary M. Brown, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
April 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE